                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1)*


                            NetSolve, Incorporated
                            ----------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
                         -----------------------------
                        (Title of Class of Securities)

                                   64115J106
                                   ---------
                                (CUSIP Number)



                               December 31, 2000
                               -----------------
            (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)

[   ]   Rule 13d-1(c)

[ X ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP NO.  64115J106                                         Page 2 of 7
           --------------


------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON

             Gateway Venture Partners III, Limited Partnership

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             43-1548889

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
             Delaware Limited Partnership

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                             0 Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY                374,995 Shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                             0 Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                             374,995 Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
         374,995 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11

        2.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

        PN
------------------------------------------------------------------------------

  CUSIP NO.  64115J106                                         Page 3 of 7
           --------------


------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON

             Gateway Associates III, Limited Partnership

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             43-1548890

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
             Delaware Limited Partnership

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                             0 Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY                374,995 Shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                             0 Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                             374,995 Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
         374,995 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11

        2.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

        PN
------------------------------------------------------------------------------

CUSIP No. 64115J106                                               Page 4 of 7
          ----------

Item 1(a).     Name of Issuer:      NetSolve, Incorporated

Item 1(b).     Address of Issuer's Principal Executive Offices:
               12331 Riata Trace Parkway, Austin, Texas 78727

Item 2(a). Name of Persons Filing: Gateway Venture Partners III, Limited Partnership ("Gateway III"); Gateway Associates III, Limited Partnership ("Gateway Associates"), which is the sole general partner of Gateway III. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

Item 2(b). Address of Principal Business Office or, if none, Residence: The address of the principal business office of Gateway III and Gateway Associates is Gateway Associates, 8000 Maryland Avenue, Suite 1190, St. Louis, Missouri 63105.

Item 2(c). Citizenship: Each of Gateway III and Gateway Associates is a limited partnership organized under the laws of the State of Delaware.

Item 2(d). Title or Class of Securities: Common Stock, $0.01 par value ("Common Stock").

Item 2(e).     CUSIP Number: 64115J106

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               (a) [  ]  Broker or dealer registered under Section 15 of the Act
                         (15 U.S.C. 78o).

               (b) [  ]  Bank as defined in Section 3(a)(6) of the Act (15
                         U.S.C. 78c).

               (c) [  ]  Insurance company as defined in Section 3(a)(19) of the
                         Act (15 U.S.C. 78c).

               (d) [  ]  Investment Company registered under Section 8 of the
                         Investment Company Act of 1940 (15 U.S.C. 78c).

               (e) [  ]  An investment adviser in accordance with
                         (S)240.13d-1(b)(1)(ii)(E).

               (f) [  ]  An employee benefit plan or endowment fund in
                         accordance with (S)240.13d-1(b)(1)(ii)(F).

               (g) [  ]  A parent holding company or control person in
                         accordance with (S)240.13d-1(b)(1)(ii)(G).
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CUSIP No. 64115J106                                           Page 5 of 7
          ---------

               (h) [  ]  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

               (i) [  ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company of 1940 (15 U.S.C. 80a-3).

               (j) [  ]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

               (a) Amount beneficially owned: Gateway III is the record owner of 374,995 shares of Common Stock (the "Record Shares") as of December 31, 2000. As the sole general partner of Gateway III, Gateway Associates may be deemed to own beneficially the Record Shares. Therefore, each Reporting Person may be deemed to own beneficially 374,995 shares.

               (b) Percent of class: 2.9%. The foregoing percentage is calculated based on the 12,887,319 shares of Common Stock reported to be outstanding as of November 10, 2000, in the Quarterly Report on Form 10-Q of NetSolve, Incorporated for the quarter ending September 30, 2000.

               (c)  Number of shares as to which the person has:
                    (i) Sole power to vote or to direct the vote: 0 shares for each Reporting Person.
                    (ii) Shared power to vote or to direct the vote: 374,995 shares for each Reporting Person.
                    (iii) Sole power to dispose or to direct the disposition of:
                          0 shares for each Reporting Person.
                    (iv) Shared power to dispose or to direct the disposition of: 374,995 shares for each Reporting Person.

Item 5.  Ownership of Five Percent or Less of a Class.

         This statement is being filed to report the fact that as of the date hereof, each Reporting Person has ceased to be the beneficial owner of more than 5% of this class of securities.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable. The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-1(b)(ii)(H).

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2001.

GATEWAY VENTURE PARTNERS III, LIMITED PARTNERSHIP

By:  Gateway Associates III, Limited Partnership
     Its General Partner

     By:    /s/ John S. McCarthy
          ------------------------------------
            John S. McCarthy
            A General Partner

GATEWAY ASSOCIATES III, LIMITED PARTNERSHIP


By:       /s/ John S. McCarthy
     -----------------------------------------
        John S. McCarthy
        A General Partner
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CUSIP No. 64115J106                                             Page 7 of 7
          ----------

                                                                       EXHIBIT 1

                                   AGREEMENT

     Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of NetSolve, Incorporated.

     Executed as a sealed instrument this 6th day of April, 2001.

GATEWAY VENTURE PARTNERS III, LIMITED PARTNERSHIP

By:  Gateway Associates III, Limited Partnership
     Its General Partner

     By:         /s/ John S. McCarthy
          ---------------------------------------------
            John S. McCarthy
            A General Partner

GATEWAY ASSOCIATES III, LIMITED PARTNERSHIP


By:       /s/ John S. McCarthy
     --------------------------------------------------
        John S. McCarthy
        A General Partner